
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

UNDER THE SECURITIES ACT OF 1933

FORM C-AR: ANNUAL REPORT

PERIOD: December 31, 2022

ISSUER INFORMATION


Name of issuer: NarcX Solutions Inc.
Legal status of issuer:
    Form: Corporation
    Jurisdiction of Incorporation/Organization: UTAH
    Date of organization: 06-05-2019
    Physical address of issuer: 523 E 1750 N, Suite 500, Vineyard, UTAH, 84059
    Website of issuer: www.narc.com
    Is there a co-issuer? No

Name of intermediary through which the offering will be conducted: StartEngine Capital, LLC
CIK number of intermediary: 0001665160
SEC file number of intermediary: 007-00007


OFFERING INFORMATION


Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering:

    7 – 13 percent

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest:

    Two percent (2%) of securities of the total amount of investments raised in the offering, along the same terms as investors.

Type of security offered:

    Common Stock

Target number of securities to be offered: 10,000.
Price: $1.00
Price (or method for determining price): N/A

Target offering amount: $10,000.
Oversubscriptions accepted: Yes
If yes, disclose how oversubscriptions will be allocated: Other
Provide a description: At issuer's discretion, with priority given to StartEngine Owners.
Maximum offering amount (if different from target offering amount): 1,070,000.

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be canceled and committed funds will be returned.

Current number of employees: 5

Total Assets:	Most recent fiscal year-end:	38,774	Prior fiscal year-end:	2,870
Cash & Cash Equivalents:	Most recent fiscal year-end:	5,008	Prior fiscal year-end:	(339)
Accounts Receivable:	Most recent fiscal year-end:	2,747	Prior fiscal year-end:	2,601
Short-term Debt:	Most recent fiscal year-end:	25,392	Prior fiscal year-end:	31,511
Long-term Debt:	Most recent fiscal year-end:	485,000	Prior fiscal year-end:	485,000
Revenues/Sales	Most recent fiscal year-end:	90,272	Prior fiscal year-end:	92,251
Cost of Goods Sold:	Most recent fiscal year-end:	33,403	Prior fiscal year-end:	31,931
Taxes Paid:	Most recent fiscal year-end:	-	Prior fiscal year-end:	-
Net Income:	Most recent fiscal year-end:	(494,174)	Prior fiscal year-end:	(1,559,182)

Name the jurisdictions in which the issuer intends to offer the securities:

THE COMPANY

1. Name of issuer: NarcX Solutions Inc

ELIGIBILITY

2. Check this box to certify that all of the following statements are true for the issuer:

- Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.
- Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.
- Not an investment company registered or required to be registered under the Investment Company Actof 1940.
- Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding.
- Has filed with the Commission and provided to investors, to the extent required, the ongoing annualreports required by Regulation Crowdfunding during the two years immediately preceding the filingof this offering statement (or for such shorter period that the issuer was required to file such reports).
- Not a development stage company that (a) has no specific business plan or (b) has indicated that itsbusiness plan is to engage in a merger or acquisition with an unidentified company or companies.

3. Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding? Yes **No X**
Explain: The Company is late on filing Form C-AR for the fiscal years ended December 31, 2022, and 2021. Upon the submission of said filings, the Company will be current in its ongoing reporting requirements under Rule 202 and will subsequently file Form C-TR to terminate its filing obligations.

DIRECTORS AND OFFICERS OF THE COMPANY

Name: David Schiller

David Schiller's current primary role is with NarcX, Inc., currently provides approximately 40 hours per week in his role with the Issuer.

Positions and offices currently held with the issuer:

Chief Executive Officer
Dates of Service: 2019 - Aug. 2020, and from Aug. 2022 - Present
Responsibilities: Set business direction, goals, and priorities. Appoint and oversee management team members. Manage all business functions and operations. Approve financial budgets and make business operational decisions. Establish strategic relationships with key clients and partners. Compensation is now on hold until funding is available.

Chief Compliance Officer
Dates of Service: from Aug. 2020 to Aug. 2022
Responsibilities: Advocate and promote NarcX as a method for onsite drug destruction, influence industry decision makers, senior political officers, legislators, government representatives and the general public. Compensation on hold until funding is available.

Name: Jordan Erskine

At the present time, Jordan Erskine's current primary role is with the Issuer providing approximately 20 hours per week in his role with the Issuer. Positions and offices currently held with the issuer:

Chief Innovation Officer
Dates of Service: 2019-2020, and from 2022 - Present
Responsibilities: Set business direction, goals, and priorities. Appoint and oversee management team members. Manage all business functions and operations. Approve financial budgets and make business operational decisions. Establish strategic relationships with key clients and partners. Compensation is now on hold until funding is available.

Other business experience in the past three years:

Dynamic Blending Specialists, Inc
Title: Co-Founder and Principal
Dates of Service: January 01, 2015 – January 2024
Responsibilities: Oversee company direction, allocational of resources, make financial decisions.

Name: Christian Kasteler

Christian Kasteler s current primary role is with Dynamic Blending Specialists, Inc.
Christian Kasteler currently provides approximately 5 hours per week in his role with the Issuer.

Positions and offices currently held with the issuer:

Director of Research & Development
Dates of Service: September 01, 2017 - 2022
Responsibilities: Develop, test, validate and maintain NarcX formula. Coordinate third party independent validation testing. Apply, respond, and maintain patent claims and technical responses to RFPs. Compensation on hold until funding is available.

Other business experience in the past three years:

Dynamic Blending Specialists, Inc
Title: Director of Research & Development
Dates of Service: September 01, 2017 - 2022
Responsibilities: Provide research and development for customer formulas for personal care and cosmetic products.

Name: Gavin Collier

Gavin Collier's current primary role is with Dynamic Blending Specialists, Inc. Gavin Collier currently provides approximately 5 hours per week in his role with the Issuer.

Positions and offices currently held with the issuer:

Chairman of the Board
Dates of Service: September 01, 2017 - 2022
Responsibilities: Oversee the governance, board meetings and executive team composition. Responsible for appointing CEO and board members. Compensation on hold until funding is available.

Other business experience in the past three years:

Dynamic Blending Specialists, Inc
Title: Co-Founder and Principal
Dates of Service: September 01, 2017 - Present
Responsibilities: Oversee the business operations and daily management of the company. No compensation is currently received by this position.

Red Giant Ventures
Title: Partner
Dates of Service: May 01, 2019 - Present
Responsibilities: Investment committee member reviewing investment opportunities and deciding to make capital investments.

Name: Doug Bowman

Doug Bowman's current primary' role is with the Issuer.

Positions and offices currently held with the issuer:

Vice President of Business Development
Dates of Service: September 01, 2019 - Present
Responsibilities: Develop and support client accounts and strategic relationships. Oversee sales and distribution channels of NarcX products. Compensation is based exclusively on sales commissions.

Other business experience in the past three years:

Trilogy MedWaste
Title: District Operations Manager
Dates of Service: June 01, 2018 - August 01,2019
Responsibilities: Responsible for complete Operational P&L and Management over Solid Waste Processing Plant and DEA Reverse Distributor to include Sales and Pharmaceutical Programs Compliance and Management.

Name: Juan Riboldi

Juan Riboldi's current primary role is with Ascent Advisor. Juan Riboldi currently provides approximately 5 hours per week in his role with the Issuer.

Positions and offices currently held with the issuer:

Strategic Advisor
Dates of Service: September 01, 2021 - Present
Responsibilities: Advise NarcX management in financial decisions, investor fundraise process, financial projections, and company valuations. Compensation on hold until funding is available.

Other business experience in the past three years:

Ascent Advisor
Title: President and Owner
Dates of Service: April 01, 2008 - Present
Responsibilities: strategic advisor to innovative leaders seeking to take their organization to the next level. Ascent Advisor helps leaders create innovative strategic plans, implement transformative strategies, and achieve capitalization/investment goals.

PRINCIPAL SECURITY HOLDERS

Stockholder	Number of Securities Owned	Type of Securities Owned	Percentage	Voting rights
Global Dynamic Ventures, LLC (50% owned by Jordan Erskine - 8,804,250 shares or 25.15% of NarcX; and 50% owned by Gavin Collier, Registered Agent Gavin Collier - 8,804,250 shares or 25.15% of NarcX)	17,608,500	Common Stock	50.3%	One vote per share. All matters that require a vote of common stock shareholders shall be approved by a simple majority vote

BUSINESS AND ANTICIPATED BUSINESS PLAN

NarcX is a DEA compliant, independently validated solution that immediately renders drugs non-divertible and ultimately non-retrievable. That means that as soon as you put expired, unused, or unwanted drugs into a bottle of NarcX, they are immediately made unusable and harmless. NarcX solves the complex problem of disposing of unwanted pills, tablets, capsules, or liquids as easily as pouring them into a NarcX bottle and throwing it in the garbage. NarcX is the formulator, manufacturer, and distributor of the NarcX solution. NarcX has R&D capabilities to formulate, test, and process independent laboratory validation for the proprietary' NarcX solution. NarcX manufactures and distributes the NarcX solution. We are selling NarcX to healthcare systems, medical clinics, pharmacies, and police departments. NarcX Solutions Inc. was initially organized as Rx Disposal, LLC, a Utah limited liability company on May 18, 2017, and converted to a newly formed Utah corporation on June 5, 2019.

The global pharmaceutical waste disposal market is an archaic and ineffective multi-billion-dollar industry. Some of the incumbents in the space include Stericycle and Return Logistics, which rely on the collection, transport, and incineration process for drug disposal. Unfortunately, we believe this process is ineffective as it

allows for diversion of the controlled substances, it is expensive and cumbersome, and hazardous to the environment.

NarcX is disrupting the existing drug stockpiling, diversion, incineration, and contamination process and replacing it with a simple solution. The industry is moving towards on-site destruction due to new legislation, cost savings opportunities, and environmental concerns. Some of the competitors in this space include RxDestroyer, Deterra, and DisposeRx. NarcX has been independently validated to provide effective on-site destruction of medications and narcotics. NarcX renders prescription drugs and narcotics immediately non-divertible and ultimately non-retrievable. While similar products in the market claim similar properties, NarcX meets DEA and EPA strict requirements for drug disposal.

NarcX is simple to use. Pour in your pills, capsules, tablets, and liquids into the NarcX solution, close the bottle. You are done. NarcX saves time and money.

NarcX breaks down narcotics and addictive substances into an eco-friendly sludge that can be safely thrown away in the garbage. NarcX saves the environment. We believe NarcX provides a simpler and more effective solution than its competition.

Current Stage and Roadmap

NarcX is a Life Sciences company committed to the improvement of life, health, and the environment. The NarcX solution has been independently tested and validated and is going through additional independent laboratory tests to prove its effectiveness with different prescription drugs and narcotics.

NarcX Solutions, Inc. owns the proprietary product formulation that has a pending patent application with the USPTO. NarcX is already being used by large healthcare systems like U. S. Veteran's Administration hospitals and a retail chain like Pctco. In addition, NarcX has been sold and has been used by consumers since 2019.

NarcX has been generating sales since 2019. We have a dedicated Sales team actively pursuing opportunities. There is growing support from the U.S. government legislation to proper drug disposal and increased media attention to the opioid crisis. NarcX is building momentum through capital investment to increase the number of customers and strategic partners. Funds will be used to expand sales and marketing while continuing to test and validate NarcX. We currently have a dedicated manufacturing and fulfillment facility. Based on increasing demand, we plan to expand NarcX manufacturing capacity and develop a national and international distribution system.


RISK FACTORS


The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events, and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently riskier than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

Uncertain Risk
An investment in NarcX Solutions Inc. (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the NarcX Common Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections.
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a

competing product, or that we will be able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess.
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited.
Any NarcX Common Stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time.
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the educational software development industry. However, that may never happen, or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds, it will not succeed.
The Company is offering NarcX Common Stock in the amount of up to $ 1,000,000 in this offering and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital! as needed and may be required to raise more capital.
We may need access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property'. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financing may adversely impact your investment.
We will likely need to engage in common equity or debt financing in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds.
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing

so.

Projections: Forward-Looking Information.
Any projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

We are reliant on one main type of service.
All of our current services are variants on one type of service. Our revenues are therefore dependent upon the market and demand for such services.

Developing new products and technologies entails significant risks and uncertainties.
We are still investing in research and development of NarcX and have so far manufactured NarcX and NarcX Plus. It is possible that future development of NarcX may result in new product development costs, or possible failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design and regulatory' hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

Minority Holder; Securities with No Voting Rights.
The NarcX Common Stock that an investor is buying has no voting rights attached to them. This means that you will have no rights in dictating on how the Company will be run. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You trust that management will make the best decision for the company.
You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds.
The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected.
Our growth projections assume that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition.

We will compete with other companies who currently have similar products on the market. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are an early-stage company and have not yet generated any profits.

NarcX was formed on |June 5, 2019. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. NarcX has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable or generate sufficient revenues to pay dividends to the holders of the shares.

We are an early-stage company and have limited revenue and operating history.

The Company has a short history, a limited number of customers, and limited revenues so far. If you are investing in NarcX, it is because you think that NarcX is a good idea, that the team will be able to successfully market, and sell the product, that we can price them right and sell them to enough people so that the Company will succeed. Further, there is no assurance that we will ever be profitable.

We have existing patents that we might not be able to protect properly.

One of the Company's most valuable assets is its intellectual property. The Company's owns NarcX trademarks, copyrights, Internet domain names, and trade secrets. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company.

We have pending patent approvals that might be vulnerable.

One of the Company s most valuable assets is its intellectual properly. The Company's intellectual property such as patent applications, trademarks, copyrights, Internet domain names, and trade secrets which may not be completed, or may not be registered with the proper authorities. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to its unregistered intellectual property.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective

Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them.

Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our

intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business.
To be successful, the Company requires capable people to run its day-to-day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources, and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals
for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time.
Our ability to sell products is dependent on the outside government regulations such as the DEA (Drug Enforcement Administration), FTC (Federal Trade Commission) and other relevant government laws and regulations. The laws and regulations concerning the selling of product may be subject to change and if they do then the selling of product may no longer be in the best interest of the Company. At such point the Company may no longer want to sell product and therefore your investment in the Company may be affected.

We rely on third parties to provide services essential to the success of our business.
We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

The Company is vulnerable to hackers and cyber-attacks.
As an internet-based business, we may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption in service of NarcX or NarcX's its computer systems could reduce the attractiveness of the platform and result in a loss of investors and companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or on NarcX could harm our reputation and materially negatively impact our financial condition and business.

THE OFFERING

If we raise the Target Offering Amount of $10,000.00, we plan to use these proceeds as follows:

- StartEngine Platform Fees: 3.5%
- Marketing: 35.0% - Promote NarcX to the target customers and raise awareness to industry influencers, decision makers and the general public through media campaigns, social impact promotions, and industry influence.
- Research & Development: 35.0% - Continue to pursue additional independent testing and validation to meet requirements for strategic partnerships. Continue to develop eco-friendly methods for collection and disposal that meet the highest environmental standards.
- Company Employment: 5.0% - Build a core team of dedicated resources to drive Sales, Marketing, Operations and Fulfillment. Compensation is based on fair market value of each role and qualifications.
- Operations: 5.0% - Expand operational capacity to produce NarcX at scale to meet the growing demand

for high volume production. These costs can be allocated based on actual demand thanks to the manufacturing partnership with Dynamic Blending Specialists, Inc.
- Inventory: 5.0% - Secure sufficient supply of raw materials and bottles to produce NarcX. In addition, purchase sufficient supply of wall-mounted dispensers and standalone collection receptacles.
- Working Capital: 9.0% - Working capital will be used to maintain sufficient cash flow to meet financial needs of operating the business.
- Legal Compliance: 2.5% - Continue to build the legal protection of NarcX proprietary assets including patent application, intellectual property, trademarks, and other legal requirements.

If we raise the overallotment amount of $1,070,000.00, we plan to use these proceeds as follows:

- StartEngine Platform Fees: 3.5%
- Promote NarcX to the target customers and raise awareness to industry influencers, decision makers and the general public through media campaigns, social impact promotions, and industry influence.
- Research & Development: 15.0% - Continue to pursue additional independent testing and validation to meet requirements for strategic partnerships. Continue to develop eco-friendly methods for collection and disposal that meet the highest environmental standards.
- Company Employment: 30.0% - Build a core team of dedicated resources to drive Sales, Marketing, Operations and Fulfillment. Compensation is based on fair market value of each role and qualifications.
- Operations: 20.0% - Expand operational capacity to produce NarcX at scale to meet the growing demand for high volume production. These costs can be allocated based on actual demand thanks to the manufacturing partnership with Dynamic Blending Specialists, Inc.
- Inventory: 10.0% - Secure sufficient supply of raw materials and bottles to produce NarcX. In addition, purchase sufficient supply of wall-mounted dispensers and standalone collection receptacles.
- Working Capital: 10.0% - Working capital will be used to maintain sufficient cash flow to meet financial needs of operating the business.
- Legal Compliance: 1.5% - Continue to build the legal protection of NarcX proprietary assets including patent application, intellectual property, trademarks, and other legal requirements.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Information Regarding Length of Time of Offering

Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.

Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled, and the funds will be returned.

OWNERSHIP AND CAPITAL STRUCTURE

The Offering

Equity

Offering Minimum: $10,000.00 | 10,000 shares of Common Stock
Offering Maximum: $1,070,000.00 | 1,070,000 shares of Common Stock
Type of Security Offered: Common Stock
Purchase Price of Security Offered: $1.00
Minimum Investment Amount (per investor): $250.00
*Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.

Company Perks*

<u>**Time-Based:**</u>

Friends and Family Early Birds
Invest within the first 48 hours and receive an additional 20% bonus shares.

Super Early Bird Bonus
Invest within the first week and receive an additional 15% bonus shares.

Early Bird Bonus
Invest within the first two weeks and receive an additional 10% bonus shares.

<u>**Amount-Based:**</u>

$500+ | Tier 1
NarcX Sample + Receive a personalized "Thank You" note from the NarcX team.

$1,000+ | Tier 2
FREE NarcX Product Sample + Receive a complimentary NarcX 6oz. bottle with a personalized "Thank You" note from the NarcX team.

$2,500+ | Tier 3
FREE NarcX Product Set + Receive a complimentary set of six NarcX 6oz. bottles with a personalized "Thank You" note from the NarcX team.

$5,000+ | Tier 4
Donate NarcX to a Drug Disposal Community Location + Donate a complementary set of six NarcX 6oz. Bottles to a drug disposal community location and receive a personalized "Thank You" note from the NarcX team.

$10,000+ Tier 5
Donate NarcX to a Drug Disposal Community Location + Donate a complementary set of four NarcX 1-gallon bottles to a drug disposal community location and receive a personalized "Thank You" note from the NarcX team.

*'All perks occur when the offering is completed.

<u>**The 10% StartEngine Owners Bonus**</u>

NarcX Solutions will offer 10% additional bonus shares of Common Stock for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. Owner's bonus. This means eligible StartEngine shareholders will receive a 10% bonus for any shares of Common Stock which they purchase in this offering. For example, if you buy 100 shares of common shares at S1.00/ share, you will receive

and own 110 shares of Common Stock for SI00. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail. Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

Restrictions on Transfer of the Securities Being Offered

For the 12 months following the investment, there will be restrictions on how investors can resell the securities they purchase.
The securities being offered may not be transferred by any purchaser of such securities during the one-year period beginning when the securities were issued, unless such securities are transferred:

(1) to the issuer;
(2) to an accredited investor;
(3) as part of an offering registered with the U.S. Securities and Exchange Commission; or
(4) to a member of the family of the purchaser or the equivalent, to a trust controlled by thepurchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

NOTE: The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.

The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Description of Issuer's Securities

The Company has authorized Common Stock, and Convertible Note (Opportunity Zone Fund, LLC). As part of the Regulation Crowdfunding raise, the Company will be offering up to 1,070,000 of Common Stock.

Common Stock
The amount of security authorized is 42,000,000 with a total of 35,000,000 outstanding.

Voting Rights
One vote per share. All matters that require a vote of common stock shareholders shall be approved by a simple majority vote.

Material Rights
The total number of shares outstanding on a fully diluted basis is 55,000,000 shares of Common Stock.

Convertible Note (Opportunity Zone Fund, LLC)
The security will convert into Common stock and the terms of the Convertible Note (Opportunity Zone Fund, LLC) are outlined below:

Amount outstanding: $485,443.00
Maturity Date: July 27, 2029
Interest Rate: 0.0%
Discount Rate: 20.0%

Valuation Cap: 5490,000.00
Conversion Trigger: Capital raise or liquidity event.

Material Rights
There are no material rights associated with Convertible Note (Opportunity Zone Fund, LLC).

What it means to be a minority holder
As a minority holder of NarcX Common Stock of the company, you will have limited rights in regard to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors and will have limited influence on the corporate actions of the company.

Dilution
Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares, or warrants) into stock. If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends,
and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities
For a year, the securities can only be resold:
•   In an IPO;
•   To the company;
•   To an accredited investor; and
•   To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities
We have made the following issuances of securities within the last three years:

Type of security sold: Convertible Note
Final amount sold: $495,443.00
Use of proceeds: Sales, Marketing, Independent Validations, Officer Salaries
Date: April 01, 2019
Offering exemption relied upon: Opportunity Zone Fund

FINANCIAL CONDITION OF THE ISSUER

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward- looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

Year ended December 31, 2022 compared to year ended December 31, 2021

Revenue

Revenue for fiscal years ended December 31, 2022, and 2021, was $90,272 and $92,251, respectively. Despite the recent decrease, we estimate that revenue will continue to build steadily.

We believe that the U.S. is the most important market for us to demonstrate success, so we spent the vast majority of our marketing and sales efforts in the U.S. We have received interest in NarcX from companies representing distribution opportunities in other countries.

Cost of sales

In 2022, cost of sales was $33,403, as compared to $31,931 in 2021. We were able to reduce our cost of sales on a per unit basis, which will continue to drive increased profit margins. There are significant gross profit benefits to be realized through economies of scale that will continue as order sizes increase.

Expenses

The Company's expenses in 2022 consisted primarily of general and administrative expenses in the amount of $197,943, professional fees in the amount of $168,309, and research and development expense in the amount of $184,791. In 2021, the Company's expenses consisted primarily of general and administrative expenses in the amount of $49,234 and professional fees in the amount of $50,894.

Net Profit

In 2022, NarcX reported a net loss of ($494,174) as compared to ($1,559,182) in 2021.

Liquidity and Capital Resources Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

NarcX has operated as a self-funded venture and continues to be self-funded by the founders. In 2021, founders have invested personal funds and donated their time which is accounted as a shareholder loan to the business.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

NarcX is currently being self-funded through sales income and the financial resources of the founders and officers. These funds allow NarcX to continue operating but limit its growth opportunities. With the capital investment from crowdfunding NarcX will be able to accelerate growth. In addition to crowdfunding, NarcX is also reaching out to accredited investors to fund growth.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

The funds raised through crowdfunding will greatly accelerate the growth and opportunities for NarcX. In addition to crowdfunding, we are seeking investment from accredited investors who have already expressed interest in NarcX. Without external investment, NarcX will continue to operate and be a viable enterprise, but funding will greatly help accelerate growth.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

NarcX will be able to operate successfully for another 12 to 18 months even with the minimum target investment from the fund raise.

How long will you be able to operate the company if you raise your maximum funding goal?

By reaching the maximum funding goal, NarcX will be able to reach its full potential for the next 2 years while

attracting even larger sources of capital and making a significant impact in the market.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)
Beyond successful crowdfunding, NarcX is already pursuing other funding sources, including accredited investors, strategic partners, and strategic buyers. With sufficient funding, NarcX could eventually go for a public offering in the NYSE or NASDAQ.

Indebtedness

Creditor: NarcX Opportunity Zone Fund LLC
Amount Owed: $485,443.00
Interest Rate: 0.0%
Maturity Date: December 31, 2029
This is a long-term liability, with the option to convert the note into equity in NarcX common stock at a fundraise event.

Related Party Transactions
Name of Entity: Dynamic Blending Specialists, Inc.
Names of 20% owners: Jordan Erskine, Gavin Collier
Relationship to Company: 20%+ Owner
Nature/amount of interest in the transaction: On June 10, 2021, the company issued Promissory Note to Dynamic Blending
Specialists, Inc. in the amount of $499,374 as a return for contribution in marketing, operations, and production resources made
between January, 2020 and June, 2021.

Name of Entity: David Schiller
Relationship to Company: 20%+ Owner
Nature / amount of interest in the transaction: On June 10, 2021, the company issued Promissory Note to David Schiller in the
amount of $212,500 for deferred compensation for executive services provided.

Name of Entity: Jordan Erskine
Relationship to Company: Director
Nature / amount of interest in the transaction: On June 10, 2021, the company issued Promissory Note to Iordan Erskine in the
amount of $212,500 for deferred compensation for executive services provided.

Name of Entity: Gavin Collier
Relationship to Company: Director
Nature / amount of interest in the transaction: On June 10, 2021, the company issued Promissory Note to Gavin Collier in the
amount of $212,500 for deferred compensation for executive services provided.

Name of Entity: Juan Riboldi
Relationship to Company: Officer
Nature / amount of interest in the transaction: On June 10, 2021, the company issued Promissory Note to Juan Riboldi in the
amount of $212,500 for deferred compensation for executive services provided

Name of Entity: Christian Kasteler
Relationship to Company: Officer
Nature / amount of interest in the transaction: On June 10, 2021, the company issued Promissory Note to Christian Kasteler in the
amount of $170,000 for deferred compensation for executive services provided.

Industry Competition

Rx Destroyer, Dispose RX, Deterra, and Drug Busters are all competitors to NarcX Solutions Inc. While it is not possible to establish the exact valuation of privately-owned companies, we estimate that based on observable funding, market presence, and social impact, the enterprise value of some of these competitors is at least worth $35,000,000.

Management team experience

The NarcX management team consists of five experienced entrepreneurs, legal counsel, industry experts, and professionals that bring a complementary skillset and background to drive NarcX to success. Each of them has a proven track record of success in their professional careers. Some of them have experience leading companies that have been valued at over $ 35,000,000. Collectively, they have over 100 years of relevant work experience.

Existing business partnerships

NarcX is currently working in partnership with Dynamic Blending Specialists, Inc, as the exclusive manufacturer of NarcX, which provides reliable formulation, production, and distribution of NarcX to customers. NarcX is also working with N3PR, a software provider to the healthcare industry that gives NarcX access to healthcare customers like U.S. Veteran Affairs hospitals. The company set its valuation internally, without a formal third-party independent valuation.

The total number of shares outstanding on a fully diluted basis is 35,000,000 shares of Common Stock. The pre-money valuation does not consider any convertible securities currently outstanding. The Company currently has $485,443 in Convertible Notes outstanding. Please refer to the Company Securities section of the Offering Memorandum for further details regarding current outstanding convertible securities which may affect your ownership in the future.

FINANCIAL INFORMATION

I, David Schiller, certify that the financial statements of NarcX Solutions, Inc. included in this Form as <u>Schedule A</u> are true and complete in all material respects.

/s/ David Schiller
David Schiller
CEO

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

NarcX Solutions, Inc.

/s/ David Schiller
David Schiller, CEO

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/ Jordan Erskine
Jordan Erskine
Chief Innovation Officer, Principal

/s/ David Schiller
David Schiller, Chief Executive Officer

/s/ Gavin Collier
Gavin Collier, Chairman of the Board

NARCX SOLUTIONS, INC.

FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2022 AND 2021

(Unaudited)

INDEX TO FINANCIAL STATEMENTS

(UNAUDITED)

NarcX Solutions, Inc.
Condensed Balance Sheets

<u>ASSETS</u>

		December 31, 2022		December 31, 2021
		(Unaudited)		(Unaudited)
CURRENT ASSETS				
Cash	$	5,008	$	(339)
Accounts Receivable		2,747		2,601
Tax refunds receivable		-		-
Prepaid expenses and other assets		12,430		609
Inventory - Finished Goods		18,589		-
Total Current Assets		38,774		2,870
TOTAL ASSETS	$	38,774	$	2,870

<u>LIABILITIES AND STOCKHOLDERS' DEFICIT</u>

CURRENT LIABILITIES				
Accounts payable and accrued expenses	$	25,392	$	31,511
Payable - related party (Dynamic Blending)		1,021,535		71,000
Deferred compensation liability		1,020,000		1,519,374
Total Current Liabilities		2,066,927		1,621,885
LONG-TERM LIABILITIES				
Convertible notes payable		485,000		485,000
Total Liabilities		2,551,927		2,106,885
STOCKHOLDERS' DEFICIT				
Preferred A Shares: 35,000,000 shares authorized, no par value, 0 issued and outstanding.	$	-	$	-
Common stock: 37,000,000 no par value shares authorized, 35,037,357 and 34,940,500 issued and outstanding.		32,907,535		32,822,500
Accumulated deficit		(35,420,688)		(34,926,514)
Total Stockholders' Deficit		(2,513,153)		(2,104,014)
TOTAL LIABILITIES AND STOCKHOLDERS' DEFICIT	$	38,774	$	2,870

The accompanying notes are an integral part of these unaudited condensed financial statements.

NarcX Solutions, Inc.
Condensed Statements of Operations
(Unaudited)

	For the Year Ended December 31,			
		2022		2021
REVENUES				
Revenues	$	90,272	$	92,251
COST OF SALES		33,403		31,931
GROSS MARGIN		56,869		60,320
OPERATING EXPENSES				
Professional fees		168,309		50,894
General and administrative		197,943		49,234
Research and development		184,791		-
Total Operating Expenses		551,043		100,127
OPERATING LOSS		(494,174)		(39,808)
OTHER INCOME (EXPENSE)				
Deferred compensation expense		-		(1,519,374)
Total other income (expense)		-		(1,519,374)
LOSS BEFORE INCOME TAXES		(494,174)		(1,559,182)
Provision for income taxes		-		-
NET LOSS BEFORE NON-CONTROLLING INTEREST		(494,174)		(1,559,182)
COMPREHENSIVE LOSS	$	(494,174)	$	(1,559,182)
BASIC AND DILUTED LOSS PER SHARE	$	(0.00)	$	(0.00)
BASIC AND DILUTED WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING		32,907,535		32,822,500

The accompanying notes are an integral part of these unaudited condensed financial statements.

NarcX Solutions, Inc.
Statements of Stockholders' Equity (Deficit)
(Unaudited)

Year Ended December 31, 2022

| | Common Stock | | Preferred Stock | | Accumulated | Total Stockholders' |
	Shares	Amount	Shares	Amount	Deficit	Equity (Deficit)
Balance, December 31, 2021	34,940,500	32,822,500	-	-	(34,926,514)	(2,104,014)
Shares issued for cash	96,857	85,035	-	-	-	85,035
Net loss for the year ended `December 31, 2022	-	-	-	-	(494,174)	(494,174)
Balance, December 2022	35,037,357	$ 32,907,535	-	$ -	$ (35,420,688)	$ (2,513,153)

Year Ended December 31, 2021

| | Common Stock | | Preferred Stock | | Accumulated | Total Stockholders' |
	Shares	Amount	Shares	Amount	Deficit	Equity (Deficit)
Balance, December 31, 2020	-	$ -	70,000,000	606,882	(615,591)	$ (8,710)
Shares issued as founders shares	32,619,592	32,619,592	-	-	(32,751,741)	(132,149)
Common stock issued for services	2,320,908	202,908	-	-	-	202,908
Preferred stock retired	-	-	(70,000,000)	(606,882)	-	(606,882)
Net loss for the year ended ended `December 31, 2021	-	-	-	-	(1,559,182)	(1,559,182)
Balance, December 31, 2021	34,940,500	$ 32,822,500	-	-	(34,926,514)	$ (2,104,014)

The accompanying notes are an integral part of these unaudited condensed financial statements.

NarcX Solutions, Inc.
Condensed Statements of Cash Flows
(Unaudited)

		For the Year Ended December 31,		
		2022		2021
CASH FLOWS FROM OPERATING ACTIVITIES				
Net loss	$	(494,174)	$	(34,310,923)
Adjustments to reconcile net loss to net cash used by operating activities:				
Changes in operating assets and liabilities				
Trade accounts receivable		(146)		(2,601)
Prepaid expenses and other current assets		(11,821)		(609)
Inventories		(18,589)		-
Depreciation and amortization		-		-
Accounts payable and accrued expenses		(6,119)		6,973
Accrued salaries payable		(499,374)		1,519,374
Related party advances		-		-
Note payable				
Other assets		-		-
Payable - related party (Dynamic Blending)		950,535		71,000
Net Cash Used in Operating Activities		(79,687)		(32,716,786)
CASH FLOWS FROM FINANCING ACTIVITIES				
Cash from issuance of convertible notes payable		-		468,207
Common stock issued for cash		85,035		202,908
Common stock issued as founders shares		-		32,619,592
Cancellation of preferred stock		-		(606,882)
Net Cash Provided by Financing Activities		85,035		32,683,825
NET CHANGES IN CASH		5,347		(32,961)
CASH AT BEGINNING OF PERIOD		(339)		32,621
CASH AT END OF PERIOD	$	5,008	$	(339)
CASH FLOW INFORMATION				
CASH PAID FOR:				
Interest	$	-	$	-
Income Taxes	$	-	$	-

The accompanying notes are an integral part of these unaudited condensed financial statements.

1. NATURE OF OPERATIONS

NarcX Solutions, Inc, was incorporated on June 6, 2019 in the state of Delaware, The financial statements of NarcX Solutions, Inc. (which may be referred to as the "Company", "we", "us", or "our") are prepared In accordance with accounting principles generally accepted in the United States of America ("U 5, GAAP"), The Company's headquarters are located in Vineyard, Utah.

NarcX was created to eliminate diversion in the drug disposal process by providing an alternative to stockpiling and incineration. NarcX is an environmentally safe liquid solution, that renders all controlled substances immediately non-divertible and ultimately non-retrievable. This means that you can safely dispose of drugs by pouring pills, capsules, tablets or liquids into a NarcX container, NarcX solves the drug disposal problem.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2020, and December 31, 2019, the Company's cash and cash equivalents did not exceed FDIC insured limits.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are recorded at net realizable value or the amount that the Company expects to collect on gross customer trade receivables. We estimate losses on receivables based on known troubled accounts and historical experience of losses incurred. Receivables are considered impaired and written-off when it is probable that all contractual payments due will not be collected in accordance with the terms of the agreement. As of December 31, 2020 and 2019, the Company determined that no reserve was necessary.

Income Taxes

NarcX Solutions, Inc. is a C corporation for income tax purposes, The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized.

The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes Interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are Insured by the Federal Deposit Insurance Corporation up to $260,000. At times, the Company may maintain balances in excess of the federally Insured limits.

Revenue Recognition

The Company follows the provisions and the disclosure requirements described in ASU 2014-09 also referred teas Topic 606.

Revenue recognition, according to Topic 606, is determined using the following steps;

Identification of the contract, or contracts, with the customer: the Company determines the existence of a contract with a customer when the contract is mutually approved; the rights of each party in relation to the services to be transferred can be identified, the payment terms for the services can be identified, the customer has the capacity and intention to pay and the contract has commercial substance.

Identification of performance obligations in the contract; Performance obligations consist of a promised in a contract (written or oral] with a customer to transfer to the customer either a good or service (or a bundle of goods or services) that is distinct or a series of distinct goods or services that are substantially the same and that have the same pattern of transfer to the customer.

Recognition of revenue when, or how, a performance obligation is met; Revenues are recognized when or as control of the promised goods or services is transferred to customers.

Income is principally comprised of revenues earned by the Company as part of the sale of NarcX container Department of Veteran Affairs (VA), Department of Defense (DOD), Nephron Pharmaceutical Corporation, PETCO, etc.

<u>Cost of sales</u>

Costs of goods sold include the cost of goods, commission, shipping.

<u>Advertising and Promotion</u>

Advertising and promotional costs are expensed as incurred. Advertising and promotional expense for the years ended December 31,2020 and December31, 2019 amounted to $75,938 and $42,035, which is included in sales and marketing expense.

<u>Fair Value of Financial Instruments</u>

The carrying value of the Company's financial instruments included in current assets and current 1iabiIities (such as cash and cash equivalents, restricted cash and cash equivalents accounts receivable, accounts payable and accrued expenses approximate fair value due to the short -term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below;

Level 1 — Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2 — Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3 — Unobservable inputs reflecting the Company' s assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

<u>Subsequent Events</u>

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional Evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through October 22, 2021 which is the date the financial statements were issued.

<u>Recently Issued and Adopted Accounting Pronouncements</u>

In February 2019, FASB issued ASU Mo. 2019-02, Leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2019-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15 r 2021, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In June 2019, FASB amended ASU No. 2019-07, Compensation-Stock Compensation, to expand the scope of Topic 7I8, Compensation - Stock Compensation, to include share-based payment transactions for acquiring goods and services from non-employees. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. The standard implementation did not have a material impact.

In August 2019, amendments to existing accounting guidance were issued through Accounting Standards Update 2019-15 to clarify the accounting for implementation costs for cloud computing arrangements. The amendments specify that existing guidance for capitalizing implementation costs incurred to develop or obtain internal-use software also applies to implementation costs incurred in a hosting arrangement that is a service contract. The guidance is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. The standard implementation did not have a material impact.

The FASB issues ASUs to amend the authoritative literature in A5C. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact cm our financial statements.

3. DETAILS OF CERTAIN ASSETS AND LIABILITIES

Account receivables consist primarily of trade receivables, accounts payable consist primarily of trade payables.

Other current liabilities consist of the following items:

As of December 31,	2022	2021
Payable - related party (Dynamic Blending)	$1,021,535	$71,000
Deferred compensation liability	1,020,000	1,519,374
Total other current liabilities	**$2,041,535**	**$1,590,374**

4. CAPITALIZATION AND EQUITY TRANSACTIONS

Common Stock

The Company is authorized to issue 37,000,000 shares of common with no par value. As of December 31, 2022, and December 31, 2021, 35,037,357 and 34,940,500 have been issued and are outstanding, respectively. During the year ended December 31, 2021, the Company issued 32,619,592 shares as founders shares, and 2,320,908 shares for cash.

Preferred A Stock

The Company is authorized to issue 35,000,000 shares of preferred shares with no par value. As of December 31, 2022, and December 31, 2021, 0 preferred shares have been issued and are outstanding.

5. INCOME TAXES

The provision for income taxes for the year ended December 31, 2022 and December 31, 2021 consists of the following:

As of December 31,	2022	2021
Net Operating Loss	(494,174)	(1,559,182)
Valuation Allowance	494,174	1,559,182
Total other current liabilities	**$ -**	**$ -**

Significant components of the Company's deferred tax assets and liabilities at December 31, 2022 and December 31, 2021 are as follows:

As of December 31,	2022	2021
Net Operating Loss	(2,053,356)	(1,559,182)
Valuation Allowance	2,053,356	1,559,182
Total other current liabilities	**$ -**	**$ -**

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, the Company has determined that it is more likely than not that the Company will not recognize the benefits of the federal and state net deferred tax assets, and, as a result, full valuation allowance has been set against its net deferred tax assets as of December 31, 2022, and December 31, 2021. The amount of the deferred tax asset to be realized could be adjusted if estimates of future taxable income during the carryforward period are reduced or increased.

For the fiscal year ending December 31, 2022, the Company had federal cumulative net operating loss ("NOL") carryforwards of $2,053,356, and the Company had state net operating loss ("NOL") carryforwards of approximately $2,053,356. Utilization of some of the federal and state NOL carryforwards to reduce future income taxes will depend on the Company's ability to generate sufficient taxable income prior to the expiration of the carryforwards, The federal net operating loss carryforward is subject to an 80% limitation on taxable income, does not expire, and will carry on indefinitely.

The Company recognizes the impact of tax position in the financial statements if that position is more likely than not to be sustained on a tax return upon examination by the relevant taxing authority, based on the technical merits of the position. As of December 31, 2022, and December 31, 2021, the Company had no unrecognized tax benefits.

The Company recognizes interest and penalties related to income tax matters in income tax expense. As of December 31, 2022, and December 31, 2021, the Company had no accrued interest and penalties related to uncertain tax positions.

6 - RELATED PARTY TRANSACTIONS

For the years ended December 31, 2022 and 2021, the Company owes a Related Party Payable to Dynamic Blending of $1,021,535 and $71,000, respectively.

7. COMMITMENTS AND CONTINGENCIES

Contingencies

The Company's operations are subject to a variety of local and state regulations. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2022, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

B. SUBSEQUENT EVENTS

The Company has evaluated subsequent events through the date the financial statements were issued. There have been no events that would require disclosure or adjustments to the financial statements.

9. GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has a net operating loss of $35,450,688, an operating cash flow loss of $79,687 and liquid assets in cash of $5,008, which is less than a year worth of cash reserves as of December 31, 2022. The Company's situation raises a substantial doubt on whether the entity can continue as a going concern in the next twelve months.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing.

There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties.

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